Exhibit 3.2a

AMENDMENT TO

AMENDED AND RESTATED BYLAWS OF

BILLMYPARENTS, INC.

ARTICLE 3/Section 3.2 shall be deleted in its entirety and replaced with the following:

3.2 Number and Qualification of Directors. The number of directors of the Corporation shall be no less than (1) and no greater than eleven (11) until changed by amendment of the articles of incorporation or by a bylaw amending this Section 3.2, duly adopted by a majority of the outstanding shares entitled to vote; provided that a proposal to reduce the authorized number of directors to a number less than three cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3 percent of the outstanding shares entitled to vote.